Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcemet.

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 1698)

(NYSE Stock Ticker: TME)

POLL RESULTS OF THE 2025 ANNUAL GENERAL MEETING

We wish to announce that all the proposed resolutions set out in our notice of the annual general meeting dated May 20, 2025 were duly passed at our annual general meeting held on June 27, 2025.

By Order of the Board
Tencent Music Entertainment Group
Cussion Kar Shun Pang
Executive Chairman

Hong Kong, June 27, 2025

As  at  the  date  of  this  announcement,  the  board  of  directors  of  the  Company  comprises  Mr.  Cussion  Kar  Shun  Pang, Mr. Zhu Liang, Ms. Min Hu, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Wai Yip Tsang as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.